EXHIBIT 99.1
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30 September 2002


                              WPP GROUP plc ("WPP")



WPP announces that on 26th September 2002 it acquired 170,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 416p per share.